FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 25, 2010

Commission File Number	001-31335
.
AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Hsinchu Science Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “The Board resolution to convene the 2010 Annual General Shareholders' Meeting.”, dated March 25, 2010.

2.	Taiwan Stock Exchange filing entitled, “The announcement of changing location of Darwin Precisions (Zhong Shan) Ltd.”, dated March 25, 2010.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: March 25, 2010	By:	/s/ Andy Yang
		Name:	Andy Yang
		Title:	Chief Financial Officer

AU Optronics Corp.
March 25, 2010
English Language Summary

Subject: The Board resolution to convene the 2010 Annual General Shareholders' Meeting.

Regulation: Published pursuant to Article 2-17 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/03/25

Content:
1. Date of the board of directors resolution: 2010/03/25
2. Date for convening the shareholders' meeting: 2010/06/18
3. Location for convening the shareholders' meeting:
No. 2, Jhongke Rd., Situn District, Taichung City, Taiwan R.O.C.
(Meeting Room in the Central Taiwan Science Park Administration)
4. Cause or subjects for convening the meeting:
A. Report items:
(1)Report of 2009 business
(2)Audit Committee's report
(3)Report of indirect investments in China in 2009
B. Acceptances and Discussions:
(1)To accept the 2009 Business Report and Financial Statements
(2) To accept the appropriation of retained earnings for 2009 losses
C. Election of Directors
To elect eleven directors (including three independent directors) be the sixth term of directors
D. Discussions items:
(1) To approve the proposal for the revisions to the "Handling Procedures for Providing Endorsements and Guarantees for Third Parties", and "Handling Procedures for Capital Lending"
(2) To approve the proposal of releasing Directors from non-competition restrictions
5. Book closure starting date: 2010/04/20
6. Book closure ending date: 2010/06/18
7. Any other matters that need to be specified:

(1)	The Submission Period for the proposals and the nomination of director candidates proposed by shareholders pursuant to the ROC Company Law is from April 12, 2010 to April 21, 2010.

(2)
Pursuant to the Company’s Articles Of Incorporation and Section 4.16(b) of Amendment No. 1 and Section 4.17(b) of Amendment No. 1 to the Deposit Agreement between the Company and Citibank, N.A., as Depositary, dated February 15, 2006, any proposal submitted by ADR holders must be received by the Depositary 2 business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between April 12, 2010 to April 19, 2010. For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).

AU Optronics Corp.

March 25, 2010
English Language Summary

Subject: The announcement of changing location of Darwin Precisions (Zhong Shan) Ltd.

Regulation: Published pursuant to Article 2-20 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of Events: 2010/03/25

Content:
1.	Date of occurrence of the event:2010/03/25

2.	Date of the original public announcement and reporting: 2009/10/29

3.	Summary of the content originally publicly announced and reported:
 The announcement of indirect investments in Darwin Precisions (Zhong Shan) Ltd.

4.	Reason for, and major content of, the change:

Duo to adjustment of operation strategy and evaluation, the location of Darwin Precisions (Zhong Shan) Ltd. will be changed to DongGuan, GuangDong, China from ZhongShan, GuangDong, China and the company name will be changed to Darwin Precisions (DongGuan) Ltd. from Darwin Precisions (ZhongShan) Ltd. Other investment conditions announced on 2009/10/29 are not changed.

5.	Effect on the Company's finances and business after the change: None

6.	Any other matters that need to be specified: None